Exhibit 99.3

MANAGEMENT REPORT FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The following discussion should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of September 30, 2006 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2005 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2005 ("2005 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

Our group companies include both publicly traded and privately held companies.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.


TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren"). Total proceeds from these transactions amounted to approximately $310 million. We have used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we and our subsidiary, RDC - Rafael Development Corporation Ltd. ("RDC") invested $76.2 million in 11 new companies. Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

RECENT DEVELOPMENTS

INVESTMENT IN SAFEND LTD. ("SAFEND"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend, as part of an aggregate investment of approximately $7.4 million, in consideration for approximately 22% of Safend's equity on a fully diluted basis and on an as converted basis. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

INVESTMENT IN NULENS LTD. ("NULENS"). On March 9, 2006 we made an additional investment of approximately $1.5 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. Our investment was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. Simultaneously with this round we invested the second installment of our initial investment in NuLens in April 2005, amounting to $1.1 million. Following the above investments, we hold 25% of NuLens' equity, on a fully diluted and on an as converted basis.

INVESTMENT IN ADVANCED METAL TECHNOLOGY LTD. ("AMT"). The AMT group develops technologies and products based on amorphous metals. In June 2006, AMT completed a financing round of $14 million led by Shamrock Israel Growth Fund, an Israeli private equity fund. We committed to invest an amount of $5 million in two installments, the first of $2.5 million was invested immediately, and an additional $2.5 million is subject to certain conditions. In addition, we and other shareholders converted into equity previously granted loans in the amount of $1.0 million, of which our share was $0.5 million. In connection with the above financing round, AMT issued convertible notes to certain minority shareholders of its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded in the third quarter a gain of approximately $1.7 million. Following the above financing round and SWAP, our holdings in AMT decreased from approximately 42% to 34% on an as converted basis.

PURCHASE OF GIVEN IMAGING LTD. ("GIVEN IMAGING") SHARES. During August 2006, we purchased 539,721 shares of Given Imaging on the open market for an aggregate purchase price of approximately $10 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 19.3% to approximately 21.2% of the outstanding shares of Given Imaging. Discount Investment Corporation Ltd. ("DIC"), currently a 48% shareholder of Elron (see disclosure below regardng DIC's current tender offer for additional shares of Elron), simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and now owns 14.3% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $8.1 million and was allocated as follows: $6.3 million to intangible assets other than goodwill, such as customer base and technology, $1.0 million to in-process research and development activities, and $0.8 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date, were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 8.5-13.5 years.

INVESTMENT IN ENURE NETWORKS LTD. ("ENURE"). On August 10, 2006, Enure completed an additional $4 million financing round, of which we invested $0.5 million and $3.5 million was invested by a new investor. This financing round was a continuation of the financing round of $4 million invested by us on October 2, 2005 for a consideration for 44% of Enure on a fully diluted basis and on an as converted basis. Following the above financing round, our interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis.

INVESTMENT IN NEUROSONIX LTD. ("NEUROSONIX"). On August 27, 2006, we completed an investment of $5 million in Neurosonix as part of an aggregate investment of $12 million. The investment was in two installments: the first of $2.9 million was invested immediately, and an additional $2.1 million is subject to the fulfillment of a milestone by Neurosonix. Following our aggregate investment, we will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures.

INVESTMENT IN ATLANTIUM INC. ("ATLANTIUM"). On October 23, 2006, we completed an investment of $10 million in Atlantium in consideration for approximately 25.7% of Atlantium's equity on a fully diluted basis and on an as converted basis. Atlantium, an Israeli-based water technology company, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

OTHER DEVELOPMENTS IN OUR GROUP COMPANIES:

3DV SYSTEMS LTD ("3DV")., 62% held by us directly and through RDC, is in advanced negotiations to complete a substantial round of financing from leading new investors with one of whom 3DV has reached a conditional definitive agreement.

CHIPX, INC., 29% held by us, is in advanced negotiations to acquire a business unit with annual sales of approximately $20 million which, if consummated, is expected to position ChipX as an important supplier in the Application Specific IC market in North America.

There is no assurance that any of the above potential transactions will be completed.

DIC TENDER OFFER. On October 25, 2006 DIC commenced a tender offer (the "Offer") to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. Currently, DIC owns approximately 48% of our outstanding shares. Following the consummation of the tender offer, DIC would own approximately 63% of our outstanding shares. On October 31, 2006, our Board of Directors determined not to make any recommendation to Elron's shareholders as to whether they should tender their shares in the Offer. Among other reasons set forth in Elron's
Schedule 14D-9 Solicitation/Recommendation Statement filed with the Securities and Exchange Commission, our Board of Directors stated that it believes that a shareholder's decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder's particular circumstances.

CLAIM BY RAFAEL. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against our 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. We strongly believe, based on legal advice, that there is no basis for Rafael's claim and intend to vigorously defend the claim.

ADDITIONAL CLAIMS
During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including Elron and certain of its officers and former officers) of the action filed by institutional investors and others in 1999 (see Note 5(2) in our Condensed Interim Consolidated Financial Statements as of September 30, 2006) and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The claims have not yet been formally served upon the Company and the Court has determined that the defendants do not yet have to file statements of defense. A preliminary hearing is scheduled for January 2007 in order to consider the status of the claims. We deny the allegations set forth in the claims and based on legal advice received, our management is of the opinion that we have good defense arguments which, if accepted, will cause dismissal of the allegations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

See our 2005 20-F under Item 10 "Additional Information - Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company ("PFIC")", concerning Elron's status with respect to the U.S. tax provisions regarding PFIC.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2005 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2005 20-F under "Critical Accounting Policies". Following DIC tender offer discussed above, the Company intends to bring to a shareholders approval the resolution to report according to Israeli GAAP including reconciliation to US GAAP in a separate note to the financial statements. The material differences between US GAAP and Israeli GAAP are detailed in Note 26 to 2005 annual report. In November 2005, the Israeli Accounting Standard Board determined that, effective January 1, 2008, financial statements of Israeli public companies will be prepared in accordance with International Financial Reporting Standards (IFRS).

BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit, DEP and RDC) controlled subsidiaries. The following are our main subsidiaries:

                      Three and nine months ended September 30,
     ---------------------------------------------------------------------------
                         2006                                   2005
     ------------------------------------------   ------------------------------
     RDC               Starling      Enure(3)     Elron TeleSoft(1)    SELA
     Galil Medical     3DV                        RDC                  3DV
     SELA              Medingo(2)                 Galil Medical        Starling

     (1)  Sold on December 29, 2005.

     (2)  Medingo was established by RDC in the fourth quarter of 2005.

     (3) Enure has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005 and ceased to be consolidated from August 10, 2006 as a result of an investment of $3.5 million by a third party in Enure, which resulted in a decrease in our share from 57% to 41% of Enure's outstanding shares.

EQUITY METHOD. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

                                       Three and nine months ended September 30,
    ------------------------------------------------------- -- ------------------------------------------------------
                             2006                                                      2005
    -------------------------------------------------------    ------------------------------------------------------
    Given Imaging           Wavion            CellAct          Given Imaging           ChipX            Pulsicom
    Oncura                  AMT                                Oncura                  Wavion           CellAct
    NetVision               Notal Vision                       NetVision               AMT
    ChipX                   Pulsicom                           Oren Semiconductor(1)   Notal Vision

(1) Sold on June 10, 2005.

OTHER INVESTMENTS. Our main group companies held by us which are accounted for under the cost method or as available-for- sale as of September 30, 2006 include:
Cost - Jordan Valley, Teledata, Impliant, BrainsGate, NuLens , Safend, Neurosonix and Enure (from August 10, 2006).
Available-for-sale Securities - Partner and EVS.

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005.

The following tables set forth our results of operations in the reported period:

                                       Three months ended September 30,          Nine months ended September 30,
                                     -------------------------------------     -------------------------------------
                                          2006                 2005                 2006                 2005
                                     ----------------     ----------------     ----------------    -----------------
                                                         (millions of $, except per share data)
                                     -------------------------------------------------------------------------------
Net income (loss)                         (4.4)                 4.8                (14.4)                 46.8
Net income (loss) per share              (0.15)                0.16                (0.49)                 1.59

The net loss we reported in the three and nine months ended September 30, 2006 resulted from our share in the net loss of our group companies in the amount of $7.2 million and $19.1 million, respectively, which included a $1.0 million write-off of IPR&D related to the acquisition of additional shares of Given Imaging and $1.7 million gain from the decrease in holding in AMT (see under recent developments). In addition, the net loss for the period of nine months ended September 30, 2006 included our share in an impairment charge related to Galil Medical's investment in Oncura in the amount of $6.1 million ($2.5 million after minority interest).

The net income we reported in the nine months ended September 30, 2005 was mainly due to the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration for $94.0 million in the second quarter of 2005. This gain includes approximately $9.4 million, which was recorded in the third quarter of 2005, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren Semiconductor Inc. shares in consideration for $20.3 million in cash and Zoran Corporation shares; and

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $6.0 million and $18.2 million in the three and nine month periods ended September 30, 2005, respectively.

The following table summarizes our operating results:

                                                          Three months ended September 30,         Nine months ended September 30,
                                                          -------------------------------------    ---------------------------------
                                                                2006                2005                2006                2005
                                                          -----------------    ----------------
                                                                                        (millions of $)
                                                          --------------------------------------------------------------------------
Net revenues                                                       2.4                2.9                9.5                 9.1
Net loss from equity investments                                  (4.7)              (5.3)             (16.6)              (13.0)
 Gains from disposal of business and  affiliated
  companies and changes in holdings in affiliated
  companies                                                        2.3                1.1                2.3                23.5
 Other income, net                                                 0.6                1.5                4.0                58.0
Finance income, net                                                1.1                1.0                3.4                 5.2
                                                                  ----               ----               ----               -----
 Total income                                                      1.7                1.2                2.6                82.8
                                                                  ----               ----               ----               -----

                                                          Three months ended September 30,         Nine months ended September 30,
                                                          -------------------------------------    ---------------------------------
                                                                2006                2005                2006                2005
                                                          -----------------    ----------------
                                                                                        (millions of $)
                                                          --------------------------------------------------------------------------
Cost of revenues                                                   1.3                1.8                5.2                 5.7
Operating expenses**                                               6.8                5.1               20.8                13.1
Amortization of other assets                                         -                  -                  -                 0.1
                                                                  ----               ----               ----               -----
Total costs and expenses                                           8.1                6.9               25.9                18.9
                                                                  ----               ----               ----               -----
Gain (loss) from continuing operations before income
taxes                                                             (6.4)              (5.7)             (23.3)               63.9
Tax benefit (Income taxes)                                           -                9.7               (0.1)              (16.2)
Minority interest                                                  2.0                1.5                9.0                 2.1
                                                                  ----               ----               ----               -----
Net income (loss) from continuing operations                      (4.4)               5.5              (14.4)               49.8
Discontinued operations of the Elron Telesoft group*                 -               (0.7)                 -                (2.9)
                                                                  ----               ----               ----               -----
Net income (loss)                                                 (4.4)               4.8              (14.4)               46.9
                                                                  ----               ----               ----               -----

* In December 2005, we sold all our holdings in the Elron Telesoft group which was focused on telecom network management products and services, and accordingly the prior period results have been reclassified as discontinued operations.

**   Excluding amortization of intangible assets which are presented separately.

INCOME

NET REVENUES. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:



                            Three months ended September 30,          Nine months ended September 30,
                          -------------------------------------     -------------------------------------
                               2006                 2005                 2006                 2005
                          ----------------     ----------------     ----------------    -----------------
                                                         (millions of $)
                          -------------------------------------------------------------------------------
Galil Medical                   1.8                  1.9                  5.9                  6.0
SELA                            0.6                  0.9                  3.5                  2.9
Other                             -                  0.1                  0.1                  0.2
                                ---                  ---                  ---                  ---
                                2.4                  2.9                  9.5                  9.1
                                ---                  ---                  ---                  ---

    Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

    SHARE IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $4.7 million and $16.6 million in the three and nine month periods ended September 30, 2006, compared to $5.3 million and $13.0 million in the same periods in 2005. Our share in the net losses of affiliated companies in the three and nine month periods ended September 30, 2006 included a $1.0 million write-off of IPR&D relating to the acquisition of additional shares of Given Imaging. Our share in the net losses of affiliated companies in the nine months period ended September 30, 2006 included a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest) .

    HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR AFFILIATES:

    GIVEN IMAGING (NASDAQ: GIVN) (A 21.2% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules. Given Imaging's revenues in the three and nine month periods ended September 30, 2006, increased by 21.2% and 8.3% respectivley, to $24.0 million and $67.6 million, compared to $19.8 million and $62.4 million in the same periods in 2005. On a US GAAP basis, Given Imaging recorded net income of $0.7 million in the three months period ended September 30, 2006 and net loss in the nine months period ended September 30, 2006 of $3.0 million, compared to net income of $1.9 million and net income of $2.8 million in the same periods in 2005. Given Imaging's results in the three and nine month periods ended September 30, 2006 included the impact of $1.1 million and $4.1 million respectivley in compensation expenses due to the impact of FAS 123R, which was adopted by Given Imaging as of the beginning of 2006.

    ONCURA (A 25% HOLDING BY GALIL). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the three and nine month periods ended September 30, 2006 of approximately $15 million and $48 million, compared to $16.6 million and $54.9 million in the same periods in 2005. Oncura's net loss in the three and nine month periods ended September 30, 2006 amounted to approximatley $3.4 million and $6.9 million, compared to $1.9 million and $4.1 million in the same periods in 2005. The increase in the net loss resulted primarily due to the decrease in revenues. In light of Oncura's results of operations, an

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

    impairment charge of $6.1 million was recorded in the second quarter of 2006 ($2.5 million after minority interest). In August 2006 Oncura's shareholders provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through August 2007 or such later date, as may be agreed by Oncura's shareholders.

    NETVISION (A 38% HOLDING) (TASE: NTSN). NetVision provides Internet services and solutions in Israel and commencing the fourth quarter of 2004 international telephony services through Voice over IP technology (VoIP). NetVision's revenues in the three and nine month periods ended September 30, 2006 increased by 18.7% and 17.6% to $24.1 million and $69.1 million from $20.3 million and $58.8 million in the same periods in 2005 and its customer base at September 30, 2006 reached approximately 445,000 (of which approximately 302,000 were broadband) compared to 425,000 at the end of 2005 (of which approximately 272,000 were broadband). NetVision's operating income in the three and nine month periods ended September 30, 2006 increased by 26.8% and 45.7% to $4.0 million and $10.4 million, compared to $3.2 million and $7.2 million in the same periods in 2005, mainly as a result of the increase in Internet services operating income, and its net income increased in the three and nine month periods ended September 30, 2006 to $3.5 million and $8.5 million from $2.1 million and $3.5 million in the same periods in 2005. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2006 according to which $1.00 equaled NIS 4.302.

    On September 6, 2006, NetVision signed definitive agreements with each of Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd. ("Barak") and GlobeCall Communications Ltd. ("GlobeCall") and their shareholders, whereby NetVision will purchase from the Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and NetVision will purchase from DIC, the other major shareholder of NetVision, all of GlobeCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobeCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's valuation was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak's valuation was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobeCall's valuation was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. The GlobeCall Merger will close immediately after the Barak Merger, and is dependent upon it. If these transactions occur, Elron's holding in NetVision would be reduced from approximately 38% to approximately 19%.

    The transactions are subject to the receipt of certain approvals required under the applicable laws. Netvision's Board of Directors approved the transaction on September 11, 2006. There is no assurance that the transactions will be consummated.

    WAVION (A 38% HOLDING). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $1.9 million and $5.7 million in the three and nine month periods ended September 30, 2006 compared to $1.5 million and $4.6 million in the same periods in 2005. The increase in Wavion's loss resulted mainly from increase in Wavion's marketing expenses relating to the launch of its product. In May 2006, Wavion completed a private placement of $3.6 million from existing shareholders.

    CHIPX (A 29% HOLDING). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and nine month periods ended September 30, 2006 amounted to $4.1 million and $11.4 million, compared to $2.3 million and $11.3 million in the same periods in 2005, and its net loss amounted to $1.4 million and $4.6 million, compared to $2.6 million and $4.4 million in the same periods in 2005. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis.

    AMT (A 34% HOLDING). AMT's consolidated revenues in the three and nine month periods ended September 30, 2006, amounted to $0.8 million and $2.5 million, compared to $0.7 million and $2.5 million in the same periods in 2005 and its consolidated net loss amounted to $2.1 million and $5.2 million in the three and nine month periods ended September 30, 2006, compared to $0.9 million and $2.3 million in the same periods in 2005.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

GAINS FROM  DISPOSAL  OF  BUSINESSES  AND  AFFILIATED  COMPANIES  AND CHANGES IN
HOLDINGS IN AFFILIATED COMPANIES. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, amounted to $2.3 million in the both of the three and nine month periods ended September 30, 2006, compared to $1.1 million and $23.5 million in the same periods in 2005. The gain in the three and nine month periods ended September 30, 2006 resulted primarily from $1.7 million gain from the SWAP in AMT (see above under recent developments) and decrease in our holding in NetVision as a result of option exercises and debenture conversions. The gain in the nine months period ended September 30, 2005 resulted primarily from the following:
(i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares in consideration for $20.3 million; and (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for the aggregate exercise price of approximately $12 thousand.

OTHER INCOME, NET. Other income, net, amounted to $0.6 million and $4.0 million in the three and nine month periods ended September 30, 2006 compared to $1.5 million and $58.0 million in the same periods in 2005. The gain for the nine months period ended September 30, 2006 derived mainly from a $2.7 million gain resulting from the settlement of Mediagate's bank loan and from a dividend distributed by Partner in the amount of $1.4 million.
The gain in the nine months period ended September 30, 2005 was primarily due to a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million and gain in the third quarter of 2005 of $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares.

FINANCE INCOME, NET. Finance income, net, in the three and nine month periods ended September 30, 2006 amounted to $1.1 million and $3.4 million, compared to $1.0 million and $5.2 million in the same periods in 2005. The decrease in finance income is mainly due to the effect of lower cash and debenture balances, which was partially offset by an increase in interest rates, during the nine months of 2006 as compared to the nine months of 2005.

EXPENSES

COST OF REVENUES. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA. Cost of revenues in the three and nine month periods ended September 30, 2006 amounted to $1.3 million and $5.2 million, compared to $1.8 million and $5.7 million in the same periods in 2005.

OPERATING EXPENSES. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and our subsidiaries, mainly Galil Medical, SELA, Starling, Medingo, 3DV and Enure (through August 10, 2006). The following table sets forth the operating expenses:

                                 Three months ended September 30             Nine months ended September 30
                               -------------------------------------       -----------------------------------
                                     2006                 2005                  2006                2005
                               ------------------     --------------
                                                              (millions of $)
                               -------------------------------------------------------------------------------
Corporate                             1.3                 1.7                    4.6                5.6
Galil Medical                         0.9                 0.8                    2.4                2.0
SELA                                  0.5                 0.8                    2.6                2.4
Starling                              2.0                 0.7                    4.3                1.8
3DV                                   0.4                 0.5                    1.9                1.3
Enure*                                0.4                   -                    1.9                  -
Medingo**                             0.8                   -                    2.0                  -
RDC                                   0.4                 0.6                    1.1                  -
                                      ---                 ---                   ----               ----
                                      6.8                 5.1                   20.8               13.1
                                      ---                 ---                   ----               ----

*   Consolidated since the forth quarter of 2005 and up to August 10, 2006.

**  Consolidated since the forth quarter of 2005

Corporate operating expenses in the three and nine month periods ended September 30, 2006 amounted to $1.3 million and $4.6 million, compared to $1.7 million and $5.6 million in the comparable periods of 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in the three and nine month periods ended September 30, 2006 amounted to $0.9 million and $2.4 million, compared to $0.8 million and $2.0 million in the same periods in 2005 and its operating loss amounted to $0.1 million and $0.2 million compared to $0.3 million and $0.4 million in the same periods in 2005. Galil is currently focused on the development of the cryotherapy technology for application in the women's health field. In November 2005, Galil Medical's Cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $0.5 million and $2.6 million in the three and nine month periods ended September 30, 2006, compared to $0.8 million and $2.4 million in the same periods in 2005 and its operating loss amounted to $0.3 million and $0.6 million, the same as in the comparable periods in 2005.

Starling's operating expenses and operating loss amounted to $2.0 million and $4.3 million in the three and nine month periods ended September 30, 2006, compared to $0.7 million and $1.8 million in the same periods in 2005. The increased loss resulted mainly from the increase in development expenses.

INCOME TAXES. Income taxes, net, amounted in the three and nine month periods ended September 30, 2006 to $23 thousands and $0.1 million, compared to tax benefit of $9.7 million and tax expenses of $16.2 million in the same periods of 2005. The income taxes in the nine months ended September 30, 2005 resulted mainly from the sale of Partner shares and the sale of Oren Shares. In

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

the third quarter of 2005 we recorded a tax benefit of $9.4 million, mainly as a result of a decrease in our previous valuation allowance in respect of losses incurred in prior periods following our receipt of a final tax assessment

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at September 30, 2006, were approximately $104.2 million compared with $143.8 million at December 31, 2005. At September 30, 2006, corporate cash, debentures and deposits were $98.7 million compared with $133.8 million at December 31, 2005.

The main uses of the corporate cash and other liquid instruments in the nine months period ended September 30, 2006, were $36.9 million of investments in our group companies, which included the purchase of 539,721 shares of Given Imaging for an aggregate purchase price of approximately $10 million, the purchase of an additional 0.6% of Partner shares from one of the other Israeli founding shareholders of Partner for approximately $5.3 million, a $3.5 million investment in Safend, a $2.6 million investment in NuLens, a $2.3 million investment in ChipX, a $2.5 million investment in AMT, a $3 million loan to our subsidiary RDC, a $1.4 million investment in Wavion and $2.9 million investment in Neurosonix.

In October 2006 we invested $10 million in Atlantium.

Consolidated working capital at September 30, 2006 amounted to $98.6 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments which were used to invest in our group companies and in new companies.

Consolidated loans at September 30, 2006, were approximately $6.8 million, compared to $7.3 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was settled in consideration for $0.1 million.

All of the Partner shares held by us, amounting to approximately 3.9 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government as well as high grade corporate debentures with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at September 30, 2006, was approximately $292.5 million, representing approximately 87% of the total assets compared with $302.1 million representing approximately 85% of total assets at December 31, 2005.

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